Exhibit 15.5

ATA Creativity Global

c/o Rm. 507, Bldg. 3, BinhuZhuoyueCheng,

WenhuaKechuangYuan, Huayuan Blvd. 365,

Baohe, Hefei, Anhui 230051, China

April 10, 2024

By EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	ATA Creativity Global
Submission under the Item 16I(a) of Form 20-F

Ladies and Gentlemen:

ATA Creativity Global (the “Company”) is submitting the following information pursuant to Item 16I(a) of Form 20-F.

The Company was identified by the Securities and Exchange Commission (the “SEC”) pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on its financial statements included in its annual report on Form 20–F for the fiscal year ended December 31, 2021, KPMG Huazhen LLP (“KPMG”), a registered public accounting firm that is located in mainland China and that the United States Public Company Accounting Oversight Board (the “PCAOB”) had then determined it was unable to inspect or investigate completely because of a position taken by one or more authorities in mainland China. On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong (including KPMG) and vacated its previous determinations announced on December 16, 2021. As a result, the Company was not identified by the SEC upon filing our annual report on Form 20-F for the fiscal year ended December 31, 2022.

On June 30, 2023, we dismissed KPMG as the Company’s independent registered public accounting firm and appointed Audit Alliance as the Company’s independent registered public accounting firm and to issue our audit report for the fiscal year ended December 31, 2023. Audit Alliance is located in Singapore and is subject to inspection by the PCAOB on a regular basis.

To the Company’s best knowledge, and based on an examination of the Company’s register of members, public filings made by its shareholders, particularly the Schedule 13Ds and Schedule 13Gs, and to the extent reachable practically, written confirmations from its shareholders, the Company hereby respectfully submits that it is not owned or controlled by any governmental entity in mainland China as of the date of this submission. In addition, to the Company’s best knowledge, as of the date of this submission, the Company is not aware of any governmental entity in mainland China that is in possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

Save as mentioned above, the Company has not otherwise relied upon any legal opinions or other third party certifications such as affidavits as the basis for its submission.

Should any member of the Staff have any questions or comments regarding the Company’s submission set forth above, please do not hesitate to contact me by phone at (8610) 65181133-5518, or you may contact our outside legal counsel, Mr. Ning Zhang, Morgan, Lewis & Bockius LLP, at (852) 3551-8690.

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Very truly yours,

/s/ Ruobai Sima
Name:Ruobai Sima
Title:Chief Financial Officer

cc:	Mr. Ning Zhang, Morgan, Lewis & Bockius LLP